06007866

SECURI... SION
Washington, D.C. 20549

AB 4/19

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51017

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladowsky Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18 MAJOR ROAD
(No. and Street)

SMITHTOWN (City) NY (State) 11787 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARRY GLADOWSKY 631-360-0902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAICH ENDE MALTER + CO. LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY, 15TH FLOOR (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 07 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, JASON GLADOWSKY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLADOWSKY CAPITAL MANAGEMENT CORP., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON GLADOWSKY
Notary Public, State of New York
No. 02GL6093958 Qualified in Suffolk County
Commission Expires on July 14, 2007

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLADOWSKY CAPITAL MANAGEMENT CORP.

Financial Statements
December 31, 2005

GLADOWSKY CAPITAL MANAGEMENT CORP.

Table of Contents
December 31, 2005

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.
Smithtown, New York 11787

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. (the "Company") as of December 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and to comply with the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 9, 2006

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Financial Condition
December 31, 2005

Assets

Cash and Cash Equivalents	$ 60,005
Receivable From Broker	25,000
Securities Owned	
Marketable - at market value (cost $13,000)	35,180
Furniture, Equipment and Leasehold Improvements - net of accumulated depreciation and amortization of $110,194	38,175
Prepaid Expenses and Other	12,091
	$ 170,451

Liabilities and Stockholders' Equity

Liabilities	
Accrued expenses and other liabilities	$ 26,938
Commitment and Contingencies	-
Stockholders' Equity	
Common stock - no par value - 200 shares authorized, issued, and outstanding	20,000
Additional paid-in capital	274,570
Accumulated (deficit)	(151,057)
	143,513
	$ 170,451

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Income
For the Year Ended December 31, 2005

Revenue	
Investment advisory fees	$ 838,689
Commissions	222,384
Unrealized gains on firm investments	24,230
Other	89,127
Interest and dividends	1,424
	1,175,854
Expenses	
Salaries - officers	265,000
Salaries - other	242,192
Payroll taxes	28,835
Money manager fees	287,346
Occupancy cost - rent - affiliate	32,500
Clearing costs	26,667
Communication and telephone	23,867
Office	13,575
Insurance	63,718
Computer	26,402
Professional fees	8,113
Registration, licenses, and fees	17,415
Subscriptions	5,994
Travel and entertainment	31,587
Retirement plan expense	13,866
Miscellaneous	53,425
	1,140,502
Income Before Depreciation and Amortization	35,352
Depreciation and Amortization	14,933
Net Income	$ 20,419

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net income	$ 20,419
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	14,933
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:	
(Increase) decrease in:	
Receivables from brokers	8
Securities owned - at market value	(24,980)
Prepaid expenses and other	6,534
Increase (decrease) in:	
Accounts payable and accrued expenses	(184)
Increase in Cash and Cash Equivalents	16,730
Cash and Cash Equivalents - beginning of year	43,275
Cash and Cash Equivalents - end of year	$ 60,005

See notes to financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Accumulated (Deficit)	Total
Balance - December 31, 2004	$ 20,000	$ 274,570	$ (171,476)	$ 123,094
Net Income	-	-	20,419	20,419
Balance - December 31, 2005	$ 20,000	$ 274,570	$ (151,057)	$ 143,513

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Gladowsky Capital Management Corp. (the "Company") is a registered broker-dealer and a member of the National Association of Security Dealers, Inc. The Company provides investment advisory services and introduces its customers to its clearing broker, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, on a fully disclosed basis. The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii).

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Commissions and Investment Advisory Income*** - Commission revenue and related expenses are recorded on a trade date basis.

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

b. ***Estimates*** - The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code and New York State. Under S corporation status, the Company's net income/loss is taxed to its stockholders.

d. ***Furniture, Equipment and Leasehold Improvements*** - Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided using both accelerated methods and straight-line methods, based on an estimated useful lives of five to seven years.

e. ***Cash and Cash Equivalents*** - For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days.

f. ***Marketable Securities*** - The Company owns 1,000 shares of The NASDAQ Stock Market, Inc. The Company carries the security at market value, the closing price at year-end.

Continued

3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member organization of the National Association of Security Dealers, Inc. the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital as defined of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. At December 31, 2005, the Company had net capital, as defined, of $83,021, which exceeded the required amount of $5,000 by $78,021.

4 - COMMITMENT

Effective November 1, 2003, the company leases its office facility from a related company on a month-to-month basis. Rent expense for the year ended December 31, 2005 was $32,500.

5 - EMPLOYEE BENEFIT PLAN

The Company has a retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company, at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee. Contribution expense for the year ended December 31, 2005 was $13,866.

6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates, to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

GLADOWSKY CAPITAL MANAGEMENT CORP.

Supplementary Information - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total Stockholders' Equity Qualified for Net Capital	$ 143,513
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Equipment, fixtures and improvements - net book value	38,175
Prepaid expenses and other	12,091
	50,266
Net Capital Before Haircuts	93,247
Haircut on Money Market Funds	1,070
Haircuts on Marketable Securities	9,156
	10,226
Net Capital	83,021
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	26,938
Total Aggregate Indebtedness	$ 26,938
Minimum Net Capital Requirement - the greater of 6.67% of adjusted aggregate indebtedness of $26,938 or $5,000.	$ 5,000
Net Capital in Excess of Requirement	$ 78,021
Ratio of Aggregate Indebtedness to Net Capital	.32 to 1

The difference in net capital of $30,270 between the above computation which was filed January 2006 and the corresponding unaudited From X-17A-5 Part IIA filing for December 31, 2005 is attributable to a year end mark to market adjustment of $24,155 on the Company's investment, and a change in identification of non-allowable assets of $11,026 less an increase in haircuts of $4,911.

The provisions of Rule 15c3-3 are not applicable to the Company as of December 31, 2005 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.

In planning and performing our audit of the financial statements of Gladowsky Capital Management Corp. (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 9, 2006